PROSPECTUS SUPPLEMENT                  Registration No. 333-16591
                                           Filed Pursuant to Rule
                                        424(b)(3) and Rule 424(c)




                   LOGIC DEVICES INCORPORATED

         Supplement To Prospectus dated January 8, 1997

                     Shares of Common Stock



                      SELLING SHAREHOLDERS

      On May 17, 1999, Howard Farkas sold 100,000 shares in an open market transaction at a price of $3.25 per share. On May 18, 1999, Albert Morrison, Jr. sold 20,000 shares in an open market transaction at a price of $3.25 per share. Both sales were made through T.R. Winston & Company Incorporated, which acted as agent in the sale by Mr. Farkas and as principal in the sale by Mr. Morrison. T.R. Winston & Company Incorporated received no remuneration from either of the sellers. Following these sales, no other shares owned by Mr. Farkas are covered by this prospectus and 877 other shares owned by Mr. Morrison are covered by this prospectus.

      In addition, this prospectus covers the sales of 31,850 shares by First Bermuda Securities Limited, 1,250 shares by Aries Peak, Inc. and 1,250 shares by Pacific Miners Ltd. The shares to be sold by First Bermuda Securities Limited were obtainable through the exercise of a warrant to purchase shares of common stock which expired August 21, 1998. The shares to be sold by Aries Peak, Inc. and Pacific Miners Ltd. were obtainable through the exercise of warrants to purchase shares of common stock which expired September 19, 1998. Since these warrants expired without exercise, none of the foregoing 34,350 shares will be sold under this prospectus.

     The date of this Prospectus Supplement is June 8, 1999.